EXHIBIT 99.3

2005 NI 51-102 Request Form

To Registered Holders and Beneficial Owners of Securities
National Instrument 51-102 requires that the Corporation send annually to the registered holders and beneficial owners of its securities a request form to allow the securityholders to elect to receive a copy of the Corporation's financial statements. If you wish to receive the Corporation's financial statements or other selective securityholder communications, please complete and return this form.

Please note that this request form will be mailed each year and both registered and beneficial securityholders must return this form each year to remain on the Corporation's distribution list.

The undersigned securityholder of the Corporation hereby elects to receive:

[    ]    (A)  Annual financial statements and MD&A of the Corporation, and/or

[    ]    (B)  Interim financial statements and MD&A of the Corporation

Please print clearly

Name Company

Address

City State/Province Zip/Postal Code

SIGNATURE _____________________________________________ Date: _______________

I certify that I am a securityholder of the Corporation

Preferred Method of Delivery:

[   ] by email at: ___________________________________________________

[   ] by regular mail to the above address

Note: If you do not respond by email or return this card, you will not receive the reports/releases for the current year.

Affix Postage Here

Zi Corporation
Suite 2100, 840 - 7th Avenue SW
Calgary, Alberta, Canada
T2P 3G2